Exhibit 99.2

Points International Ltd. to Report First Quarter 2013 Results On
Thursday, May 2, 2013

Toronto, Canada – April 17, 2013 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), global leader in reward currency management, announced today that it will report financial results for the first quarter 2013 on Thursday, May 2, 2013, after the close of market.

The Company will host a corresponding conference call to discuss the results with Rob MacLean, CEO, and Anthony Lam, CFO of Points International on Thursday, May 2, 2013, at 5:00 p.m. Eastern Time. To participate in the conference call, investors from the U.S. and Canada should dial (877) 407-0789 ten minutes prior to the scheduled start time. International callers should dial (201) 689-8562.

In addition, the call will be broadcast live over the Internet hosted at the Investor Relations section of the Company's website at www.pointsinternational.com and will be archived online upon completion of the conference call. A telephonic replay of the conference call will also be available until 11:59 p.m. ET on Thursday, May 16, 2013 by dialing (877) 870-5176 in the U.S. and Canada and (858) 384-5517 internationally and entering the passcode: 411940.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations. Points also manages the largest Loyalty Commerce Network and online loyalty wallet platform, Points.com, to give the network’s 500 million members the ability to trade, track, exchange, and redeem loyalty points, miles, and rewards.

As the industry’s pioneer of loyalty currency management and loyalty technology innovator, Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. In addition to these services, Points’ unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. In 2012, Points was named the 5th largest Canadian software company and the 40th largest Canadian technology company by the 2012 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth.

Contact:
Addo Communications
Laura Bainbridge / Kimberly Esterkin
lauraf@addocommunications.com / kimberlye@addocommunications.com
 (310) 829-5400